Filed by Federated Department Stores, Inc.
Commission File No. 001-13536
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The May Department Stores Company
Commission File No. 001-00079

Federated Department Stores, Inc.
March 3, 2005
Letter to Investors

Dear Investor,

     As you know, we have entered into a merger agreement with May Department Stores. We are very excited to be combining these two companies to form a premier retailer with a national presence. We will be updating you as to the progress of the combination, but in the next month or so we are unlikely to have more information available than we have already shared with you.

     Therefore, we have decided to postpone the analyst meeting scheduled for April 11. We hope you understand, and we look forward to meeting with you in the future.

Sincerely,

Karen Hoguet

* * *

ADDITIONAL INFORMATION AND WHERE TO FIND IT

     In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) as well as other filed documents containing information about Federated and May at the SEC’s website (www.sec.gov). Free copies of Federated’s SEC filings are also available on Federated’s website at www.fds.com, or by request to Office of the Secretary, Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, OH 45202. Free copies of May’s SEC filings are also available on May’s website at www.maycompany.com, or by request to Corporate Communications, The May Department Stores Company, 611 Olive Street, St. Louis, MO 63101-1799.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

     Federated, May and their respective officers and directors and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from Federated or May’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Federated is available in its proxy statement filed by Federated with the SEC on April 15, 2004. Information regarding the officers and directors of May is available in its proxy statement filed by May with the SEC on April 22, 2004. More detailed information regarding the identity of potential participants and their direct and indirect interests in the solicitation, by security holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.